Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen Further Strengthens its Management Team

Toronto, Ontario (January 5, 2005) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the development of immune modulation therapies for the treatment of cardiovascular disease, today announced the appointment of Dr. Jay Kleiman as Chief Medical Officer and Head of Cardiovascular Development, Dr. Michael Shannon as Vice President, Medical Affairs, and Marguerite Ethier as General Counsel and Corporate Secretary.

“As we enter the latter stages of two pivotal phase III trials of our lead immune modulation therapy, Celacade™, for the treatment of cardiovascular disease, I am pleased to announce the addition of Dr. Kleiman, Dr. Shannon, and Ms. Ethier to Vasogen’s management team,” commented David Elsley, President and CEO of Vasogen. “Vasogen will benefit from their depth of experience and expertise as we continue to prepare for U.S. and Canadian regulatory approvals and the commercialization of Celacade™ therapy in North America and Europe.”

Jay Kleiman, MD, MPA, a cardiologist with thirty years of medical practice and industry experience, has demonstrated leadership in both health policy and medical products development. As Medical Director, Cardiovascular/Metabolic Clinical Research for the G.D. Searle Division of Pharmacia (now Pfizer Corporation), he managed a 7,300-patient interventional cardiology outcomes trial (EXCITE), and a 6,600-patient international phase III heart failure trial (EPHESUS) that led to a successful NDA submission.

Dr. Kleiman also served for ten years as Medical Director, Interventional Cardiovascular Services, for the St. Joseph Hospital in Chicago and most recently served as Vice President, Clinical Affairs at Northfield Laboratories. As an active member of the American College of Cardiology Advocacy Committee since 1990, Dr. Kleiman’s Senate testimony led to a readjustment in the cardiology reimbursement formula. Dr. Kleiman received his MD from the University of Michigan and a Master’s Degree in Public Administration from Harvard University Kennedy School of Government. He also served as a Research Associate at the National Institutes of Health in Bethesda, Maryland, was a medical resident at Georgetown University Medical School, and was a Fellow in Cardiology at Stanford University. As Vasogen’s senior medical officer, Dr. Kleiman is responsible for the overall development of the Company’s cardiovascular products.

Michael Shannon, MD, MSc, MA, has thirty years of experience in medical leadership roles with government and industry. Dr. Shannon has served as the Director General for the Laboratory Centre for Disease Control at Health Canada, the Chief Medical Advisor to the Assistant Deputy Minister of the Health Protection Branch, and the Director General of the Canadian Blood Secretariat within Health Canada. He also served as the Deputy Surgeon General for the Canadian forces. Most recently Dr. Shannon served as Vice President, Medical Sciences, at Hemosol, a biopharmaceutical company, where he was responsible for clinical and medical affairs. He received his MD from Queen’s University and also holds graduate degrees in Neurophysiology and Physiological Psychology. Dr. Shannon is responsible for providing medical leadership to the Company’s clinical development programs.

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…page 2, January 5, 2005

Marguerite Ethier, LLB, MSc, brings 14 years of experience in the biotechnology and life sciences industry to the role of General Counsel and Corporate Secretary. Ms. Ethier most recently served as General Counsel for Visible Genetics, a NASDAQ-listed molecular diagnostics company, where she was responsible for all legal matters. Ms. Ethier was a partner in the law firm of McCarthy Tetrault in Toronto, and an associate at two California-based law firms. Ms. Ethier holds a BSc degree from the University of Alberta, an MSc degree from the University of Toronto, and an LLB degree from Osgoode Hall Law School. Ms. Ethier is a member of the Ontario and California bars, and is qualified as both a registered Canadian Patent Agent and a United States Patent Attorney.

About Vasogen:

Vasogen is a leader in the research and commercial development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders. Vasogen’s lead product, Celacade™ (immune modulation therapy) is currently in pivotal phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. The Company’s 2,000-patient ACCLAIM trial, being conducted at cardiac centers throughout North America and Europe, is investigating the impact of Celacade™ on reducing the risk of mortality and morbidity in advanced chronic heart failure patients. Vasogen’s 500-patient SIMPADICO trial, being conducted at medical centers throughout North America, is designed to further investigate the impact of Celacade™ on reducing the debilitating symptoms associated with peripheral arterial disease. Celacade™ is designed to target chronic inflammation by activating the immune system’s physiological anti-inflammatory response to apoptotic cells. Vasogen is also developing a new class of drugs designed to interact with immune cells leading to the modulation of cytokines – potent chemical messengers that regulate and control inflammation. VP025, the lead product candidate from this new class of drugs, is in preclinical development for the treatment of neurodegenerative disorders including Parkinson’s and Alzheimer’s disease.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.